J. Page Davidson
pdavidson@bassberry.com
(615) 742-6253

Jay H. Knight
jknight@bassberry.com
(615) 742-7756
May 25, 2018

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom
Lisa M. Kohl
Courtney Haseley
Yolanda Guobadia
William Thompson

Re:	i3 Verticals, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on May 10, 2018
CIK No. 0001728688

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
The Registration Statement reflects certain revisions to the Draft Registration Statement on Form S-1, which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 12, 2018, as amended by Amendment No. 1 on March 23, 2018 and Amendment No. 2 on May 10, 2018 (the “Draft Submission”), in response to the comment letter from the staff of the Commission (the “Staff”) to Gregory Daily, the Company’s Chief Executive Officer, dated May 18, 2018. The response provided herein is based on information provided to Bass, Berry & Sims PLC by the Company. For your

United States Securities and Exchange Commission
May 25, 2018

convenience, we are also providing four copies of the Registration Statement, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.
The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Registration Statement.
Unaudited Pro Forma Consolidated Financial Information, page 58

1.
We note your disclosure that the pro forma adjustment for federal, state and local income taxes of i3 Verticals, Inc. is at an effective rate of 39.6% for the six months ended March 31, 2018. Please explain to us why your pro forma effective rate is 39.6% for the six months ended March 31, 2018 in light of the reduction in the corporate income tax rate to 21% per the Tax Cuts and Jobs Act enacted December 22, 2017.

Response: We acknowledge the Staff’s comment and advise that the pro forma effective tax rate on page 58 has been revised to account for the reduction in the corporate income tax rate to 21% per the Tax Cuts and Jobs Act enacted December 22, 2017.
Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations
Notes to Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page 66

2.	We are unable to locate the reference to footnote (h) on page 65 or the reference to footnote (h)(4) on page 68. Please include references to the footnotes in the appropriate table.
Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 65 and page 69 of the Registration Statement for additional disclosure.
Unaudited Pro Forma Consolidated Statement of Operations (Continued)
Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 72

3.	We are unable to locate the reference to footnote (i) on page 71 or the reference to footnote (i)(4) on page 76. Please include references to the footnotes in the appropriate table.
Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 72 and page 77 of the Registration Statement for additional disclosure.

* * * * *

Please do not hesitate to contact the undersigned at (615) 742-6253 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ J. Page Davidson
J. Page Davidson, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Greg Daily, Chairman and CEO
Clay Whitson, Chief Financial Officer
Paul Maple, General Counsel
Scott Meriwether, Senior Vice President - Finance